EXHIBIT 34.3

Report of Independent Registered Public Accounting Firm

Board of Directors

BNY Trust Company of Australia Limited

We have examined management’s assertion, included in the accompanying Management’s Report on Assessment of Compliance with Regulation AB Servicing Criteria, that BNY Trust Company of Australia Limited (the Company) complied with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB for the residential mortgage loans platform (the “Platform”) as of and for the period from 31 May 2007 (date of issuance of the Series 2007 -1G WST Trust) through 30 September 2007, except for 1122(d)(1)(ii)-(iv), 1122(d)(2)(i), 1122(d)(3)(i), 1122(d)(3)(iii)-(iv), 1122(d)(4)(i)-(xiv), in Section 229.1122(d), which the Company has determined are not applicable to the activities performed by them with respect to the servicing platform covered by this report. Series 2007 -1G WST Trust is the only asset backed transaction defined by management and covered by the Platform. Management is responsible for the Company’s compliance with those servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of less than all of the individual asset backed transactions and securities that comprise the platform, testing of less than all of the servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that the Company complied with the aforementioned servicing criteria as of and for the period 31 May 2007 through 30 September 2007 for the Platform is fairly stated, in all material respects.

/s/ Ernst & Young

Ernst & Young
Sydney

2 October 2007